

07007040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

amended

SEC FILE NUMBER
8-52045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Turchin Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5172 Village Creek Drive, Suite 104
(No. and Street)

Plano	TX	75093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gil Turchin 972-732-0730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis, Wolff & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

5580 LBJ Freeway, Suite 400	Dallas	TX	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gil Turchin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Turchin Financial Corporation, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


SUE FLATT
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
JANUARY 27, 2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TURCHIN FINANCIAL CORPORATION

Financial Statements
with
Independent Auditors' Report
and
Supplemental Information

Years Ended March 31, 2007 and 2006

TURCHIN FINANCIAL CORPORATION

Table of Contents

TravisWolff
Independent Advisors & Accountants

5580 LBJ Freeway Suite 400
Dallas, Texas 75240-6270
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

Board of Directors
Turchin Financial Corporation

We have audited the accompanying statements of financial condition of Turchin Financial Corporation (the "Company") as of March 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Turchin Financial Corporation as of March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis, Wolff & Company, L.L.P.

June 12, 2007

TURCHIN FINANCIAL CORPORATION

Statements of Financial Condition

	March 31,	
	2007	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ **19,135**	$ 11,203
Accounts receivable	**906**	350
Income tax receivable	**1,091**	-
Total current assets	**21,132**	11,553
Deferred taxes	**480**	-
Total assets	$ **21,612**	$ **11,553**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued expenses	$ **298**	$ 437
Deferred revenue	**3,200**	-
Total current liabilities	**3,498**	437
Commitments and contingencies		
Stockholder's equity		
Common stock - $0.01 par, 10,000 shares authorized; 2,000 shares issued and outstanding	**20**	20
Additional paid in capital	**19,980**	19,980
Accumulated deficit	**(1,886)**	(8,884)
Total stockholder's equity	**18,114**	11,116
Total liabilities and stockholder's equity	$ **21,612**	$ 11,553

See accompanying notes to financial statements.

TURCHIN FINANCIAL CORPORATION

Statements of Operations

	March 31, 2007	March 31, 2006
Fee and service revenue	**$ 70,381**	$ 27,012
Expenses:		
Salaries	**32,491**	-
Dues and subscriptions	**1,826**	1,963
Promotional	**1,026**	1,619
Regulatory	**918**	883
Rent	**9,000**	9,000
Professional	**6,200**	5,637
Insurance	**368**	369
Travel and entertainment	**3,015**	2,866
Telephone	**3,262**	3,378
Auto	**2,895**	4,335
Office supplies	**2,544**	663
Other	**494**	490
	64,039	31,203
Operating income (loss)	**6,342**	(4,191)
Other income	**833**	245
Income (loss) before income taxes	**7,175**	(3,946)
Income tax provision	**177**	-
Net income (loss)	**$ 6,998**	$ (3,946)

See accompanying notes to financial statements.

TURCHIN FINANCIAL CORPORATION

Statement of Changes in Stockholder's Equity
Years Ended March 31, 2007 and 2006

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, March 31, 2005	2,000	$ 20	$ 19,980	$ (4,938)	$ 15,062
Net loss	-	-	-	(3,946)	(3,946)
Balance, March 31, 2006	2,000	$ 20	$ 19,980	$ (8,884)	$ 11,116
Net income	-	-	-	**6,998**	**6,998**
Balance, March 31, 2007	**2,000**	**$ 20**	**$ 19,980**	**$ (1,886)**	**$ 18,114**

See accompanying notes to financial statements.

TURCHIN FINANCIAL CORPORATION

Statements of Cash Flows

	March 31,	
	2007	2006
Cash flows from operating activities		
Net income (loss)	**$ 6,998**	$ (3,946)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred income taxes	**(480)**	-
Changes in operating assets and liabilities:		
Accounts receivable	**(556)**	(350)
Income tax receivable	**(1,091)**	-
Accrued expenses	**(139)**	131
Deferred revenue	**3,200**	-
Net cash provided by (used in) operating activities	**7,932**	(4,165)
Increase (decrease) in cash and cash equivalents	**7,932**	(4,165)
Cash and cash equivalents, beginning of year	**11,203**	15,368
Cash and cash equivalents, end of year	**$ 19,135**	$ 11,203
Supplemental schedule of cash flow information		
Cash paid for income taxes	**$ 1,748**	$ -

See accompanying notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of business

Turchin Financial Corporation, a Texas Corporation, (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Substantially all of the Company's business is conducted with customers located in the state of Texas.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with maturities of less than ninety days when purchased.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. Cash and cash equivalents are maintained in bank accounts, which at times could exceed federally insured limits. The Company has not experienced any losses from such accounts and believes they are not exposed to any significant risk.

For the year ended March 31, 2007, two customers accounted for approximately 71% and 14% of fee and service revenue, respectively. For the year ended March 31, 2006, three customers accounted for approximately 41%, 37%, and 19% of fee and service revenue, respectively.

Fee and service revenue

Fee and service revenue result primarily from raising capital and financial advisory services. Such fees are recognized as projects are completed or as revenue is earned.

Income taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Note 1 - Nature of Business and Summary of Significant Accounting Policies - (Continued)

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2007 and 2006, the Company had net capital of $17,023 and $11,116, and a net capital requirement of $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1 and 0.04 to 1, for the years ended March 31, 2007 and 2006, respectively. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Liabilities Subordinated to Claims of General Creditors

During the years ended March 31, 2007 and 2006, there were no liabilities subordinated to claims of general creditors.

Note 4 - Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not more likely than not that some portion of the tax assets will be realized. Based on these criteria, management has reversed a valuation allowance of $1,108, at March 31, 2007, as it is more likely than not that the asset will be utilized.

Note 4 - Income Taxes – (Continued)

The difference between the reported provision for income taxes and the amount normally expected by applying the statutory Federal rate to income before provision for income taxes results primarily from utilization of operating loss carryforwards, certain permanent differences, and the change in the valuation allowance.

SUPPLEMENTAL INFORMATION

TURCHIN FINANCIAL CORPORATION

Schedule I
Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

	March 31, 2007	March 31, 2006
Net capital		
Total stockholder's equity	$ **18,114**	$ 11,116
Less nonallowable assets:	**1,091**	-
Net capital	$ **17,023**	$ **11,116**
Aggregate indebtedness		
Total liabilities	$ **3,498**	$ 437
Computations of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ **233**	$ 29
Minimum dollar net capital requirement of reporting broker or dealer	$ **5,000**	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ **5,000**	$ 5,000
Net capital in excess of required minimum	$ **12,023**	$ 6,116
Excess net capital at 1000%	$ **16,673**	$ 11,072
Ratio: Aggregate indebtedness to net capital	$ **0.21 to 1**	$ 0.04 to 1
Reconciliation with the Company's computations		
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS reports	$ **16,544**	$ 10,953
Adjustments, net	**1,570**	163
Nonallowable asset - income tax receivable	**(1,091)**	-
Net capital per above	$ **17,023**	$ 11,116

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the National Association of Securities Dealers, Inc. as of March 31, 2007 and 2006, respectively.

See independent auditors' report.

TURCHIN FINANCIAL CORPORATION

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15C3-3
of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

REPORT ON INTERNAL CONTROL

Board of Directors
Turchin Financial Corporation

In planning and performing our audits of the financial statements and supplemental schedules of Turchin Financial Corporation for the years ended March 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons

- Recordation of differences required by rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis, Wolff & Company, L.L.P.

Dallas, Texas
June 12, 2007

END